Smart-Tek Solutions Inc.
Unit 10 - 11720 Voyageur Way
Richmond, BC V6X 3G9

December 18, 2009

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
USA

Attention:	Kathryn Jacobson.
Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Smart-Tek Solutions Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed October 13, 2009
File No. 0-29895

In response to your correspondence of November 20, 2009 the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

SMART-TEK SOLUTIONS INC.

/s/ Perry Law

Perry Law
Chief Executive Officer